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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*

                        CASA MUNRAS HOTEL PARTNERS, L.P.
                                (Name of Issuer)

                            Limited Partnership Units
                         (Title of class of securities)

                                      None
                                 (CUSIP number)

                                 John F. Rothman
                                4661 Arriba Drive
                            Tarzana, California 91356
                                 (818) 344-2894
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  April 1, 2002
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), Rule 13d-l(f) or Rule 13d-l(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO.:  None                        SCHEDULE 13D                 Page 2 of 5

 1  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              John F. Rothman

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [ ]
    (b) [ ]

 3  SEC USE ONLY

 4  SOURCE OF FUNDS
    PF

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)     [ ]

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States of America



  NUMBER OF     7 SOLE VOTING POWER
   SHARES           536
BENEFICIALLY
  OWNED BY      8 SHARED VOTING POWER
   EACH
 REPORTING      9 SOLE DISPOSITIVE POWER
PERSON WITH         536

               10 SHARED DISPOSITIVE POWER

               11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                    536

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    12.0%

14  TYPE OF REPORTING PERSON
       IN
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CUSIP NO.:  None                        SCHEDULE 13D                 Page 3 of 5


ITEM 1.  SECURITY AND ISSUER

         Limited Partnership Units

         Casa Munras Hotel Partners, L.P.
         8885 Rio San Diego Drive, Suite 220
         San Diego, California  92108


ITEM 2.  IDENTITY AND BACKGROUND

         (a)      John F. Rothman

         (b)      4661 Arriba Drive
                  Tarzana, California  91356

         (c) John F. Rothman is a Managing Member and a 50% owner of Casa Munras GP, LLC, a limited liability company and General Partner of the Issuer. In addition, Mr. Rothman is an independent investor and business consultant, primarily in the real estate and hotel industries, and currently acts as a consultant to Westland Hotel Corporation, which manages the Casa Munras Hotel owned by the Issuer and other hotel properties. Westland is wholly owned by Ronald A. Young, a Managing Member and 50% owner of the Issuer's General Partner. Since April 2003, Mr. Rothman has also been the sole shareholder of Royal Hotel Corporation and The Northstar Group, both of which have been involved in the operation of a hotel/casino located in Las Vegas, Nevada. The business address of Casa Munras GP, LLC is 8885 Rio San Diego Drive, Suite 220, San Diego, California 92108, and the business address of each of the other entities is 4661 Arriba Drive, Tarzana, California 91356.

         (d)      None.

         (e)      None.

         (f)      United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Personal Funds.
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CUSIP NO.:  None                        SCHEDULE 13D                 Page 4 of 5


ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person has acquired securities for investment and to provide liquidity to Limited Partners of the Issuer who seek sale of their Limited Partnership Units on an unsolicited or privately negotiated basis. Although the Reporting Person does not have a specific intent to cause a termination of registration of the Limited Partnership Units pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Act"), it is possible that the Issuer could become eligible for such termination in the future, or that the General Partner of the Issuer, of which the Reporting Person is a manager, could make a tender offer of Limited Partnership Units pursuant to the requirements of the Act that would result in the Issuer going private.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date of this Statement, the Reporting Person beneficially owns in the aggregate 536 Limited Partnership Units in the Issuer constituting 12.0% of the Issuer's outstanding Limited Partnership Units.

         (b) The Reporting Person has the sole voting power and sole dispositive power with respect to the Limited Partnership Units owned. Of the Limited Partnership Units beneficially owned by the Reporting Person, 44 are held directly and 492 are held through JGS Family Limited Partnership, of which the Reporting Person is the General Partner with sole voting and dispositive power.

         (c) None.

         (d) None.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Casa Munras GP, LLC, of which the Reporting Person is a Managing Member and a 50% owner, is entitled to a 1% interest in the equity, profits and losses of the Issuer pursuant to the Issuer's Limited Partnership Agreement.
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CUSIP NO.:  None                        SCHEDULE 13D                 Page 5 of 5


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         No Exhibits are required to be filed.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2003



/s/ JOHN F. ROTHMAN
------------------------
  John F. Rothman